Invest in CoCo Noir Wine Shop & Bar

Food Alcohol Wine Food Tech Social Impact

Bringing culture, diversity, community to the wine and food community!

COCONOIRWINE.COM · OAKLAND CALIFORNIA





We chose our business model because we noticed a lack of diversity in the wine industry. We both came up with a solution to open a brick and mortar establishment that operates as a wine shop and eatery that will sell wines and tapas dishes by women and minority winemakers and chefs.

Alicia Kidd Co-Founder @ CoCo Noir Wine Shop & Bar

Why you may want to invest in us...

1. We sell wine and small bites by women and minority winemakers.
2. We are the first business venture to offer tech and retail business model for wine consumers
3. Our business is part of the new economy, in that we operate in an equitable and sustainable manner.
4. Women/Minority-owned wine shop & eatery located in Oakland CA Black Business & Arts District.
5. We are bringing culture, diversity, community into Oakland CA

Why investors ❤ us

WE'VE RAISED $72,820 SINCE OUR FOUNDING



Alicia Kidd and Mari Kemp know wine and its business. I learned they have great connections in such a relationship-driven sector. The wine industry and the SF East Bay community are ripe, if not overdue, for CoCo Noir's unique emphasis on women and BIPOC winemakers. Their plans are ambitious but grounded in a sense of realism. CoCo Noir is honing in on a very promising location in Oakland, which could serve as launchpad to branching out even further.

Arno Hesse Co-Founder, Credibles

LEAD INVESTOR | INVESTING $15,000 THIS ROUND

I believe in Black business, especially led by Black women.

Ivellisse Morales ★

I believe in Alicia's dream and business and fully support her wine shop.

Rutha Miller-Henderson ★

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Alicia Kidd

Co-Founder

My most impressive accomplishment is being an advocate for diversity and inclusion in the wine and hospitality industry. This passion has led me to my current business that offers diversity in wine on the side of supply chain and logistics.



Mari Kemp`

Co-Founder

Consistently striving to make an impact in all I do has enabled me to successfully build diverse organizations as an executive in the tech space. I've also made impact as a real estate investor creating jobs and building underserved neighborhoods.

Downloads

- CoCo Noir Revenue Share Calculator 10.18 1 .xlsx
- CoCo Noir Wine Shop - New Business Plan October 2020.docx
- Pitch Deck CoCo Noir Wine Shop October 2020.pptx
- CoCo Noir Wine Shop Commerical Space w Atlas Oakland.pdf

CoCo Noir Wine Shop & Bar



CoCo Noir Wine Shop & Bar is a woman and minority-owned urban wine shop and online store located in downtown Oakland, CA in the heart of the Black Arts Movement Business District. We bring culture, life, and global experience to amazing wines, foods, and art. We are committed to always providing and sourcing the best wines produced by women and minority winemakers of color.

We pride ourselves on providing wine lovers an enthralling world of diverse wines fundamentally to enhance one's life enjoyment. We know wine can influence the way in which people experience their days and evenings, the way friends meet, the way families share, and the way people celebrate! CoCo Noir takes you on a delectable journey of discovery and desire that will elevate wine to an experience that can be enjoyed every day.

CoCo Noir offers a large selection of high-quality wines from around the world that are hand-selected by the founders, curated specifically to our customer's needs. We view the customers' shopping and tasting experiences as paramount. Our shop and online store are built to reflect the expectations of our clientele.

Our grand opening for our wine shop and bar is at the end of the 1st quarter of 2021.

Investor Q&A

– COLLAPSE ALL

What does your company do?

Our company operates as an on-premise wine retail store, eatery, and event space for women winemakers and winemakers of color.

Where will your company be in 5 years?

Our 5-year vision is to adopt a franchise model that will have several locations in culturally diverse communities throughout the United States. Also, we want to be the industry leader in offering wine and tapas dishes produced by women and minority winemakers and chefs. Finally, we aim to be the leader in wine technology that connects women winemakers and winemakers of color to a global audience to sell their wine and grow their brand.

Why did you choose this idea?

We chose our business model because we noticed a lack of diversity in the wine industry. We both came up with a solution to open a brick and mortar establishment that operates as a wine shop and eatery that will sell wines and tapas dishes by women and minority winemakers and chefs.

How far along are you? What's your biggest obstacle?

Our business is still in a start-up phase. Our biggest obstacle is that we need capital to have a successful launch.

Who competes with you? What do you understand that they don't?

Our competition is local wine shops, night clubs, restaurants, local retail stores, and local art galleries

How will you make money?

Our business' primary revenue will come from wine sales and food sales that will take place in our store and online.

Our secondary source of revenue will be wine club sales, private events such as virtual and in-person wine tastings, and merchandise sales.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our biggest risk to our business model is a reduction in in-person customer sales and reduced staffing. To mitigate the risk, especially during Covid-19, we will pivot to online wine sales, online paid virtual wine events, and adhere to social distancing practices in our retail location.

Financials

CoCo Noir Wine Shop & Bar has financial statements ending July 31 2020. Our cash in hand is $1,500, as of August 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month.

At a Glance

February 21 to December 31

$1,575
Revenue

-$7,234
Net Loss

$0
Short Term Debt

$0
Raised in 2020

$1,500
Cash on Hand
As of 08/ 6/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We hope to be a brick and mortar that operates as an on-premise wine retail store, eatery, and event space for women winemakers and winemakers of color.
Our 5-year vision for our company is to adopt a franchise model that will have many locations in culturally diverse communities throughout the United States and globally. Also, we want to be known as the industry leader in offering wine and food space for all women and minority-owned and hospitality professionals. Finally, we aim to be the leader in wine technology that connects women winemakers and winemakers of color to a global audience to sell their wine and to grow their brand. These projections cannot be guaranteed.
Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Kidd & Truvillion-Kemp Inc was incorporated in the State of California in February 2020.

Since then, we have:

- Sell wine and small bits by women and minority winemakers.

- The first business venture to offer tech and retail business model for wine consumers

- Our business is part of the new economy, in that we operate in an equitable and sustainable manner.

- The women of color wine shop and eatery located in Oakland CA Black Business & Art's District.

Historical Results of Operations

Our company was organized in February 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended September 30, 2020, the Company had revenues of $1,575.

- *Assets.* As of July 30, 2020, the Company had total assets of $61,625, including $296 in cash.

- *Net Loss.* The Company has had a net loss of $7,234 for 2020.

- *Liabilities.* The Company's liabilities totaled $60,520 for 2020.

Liquidity & Capital Resources

To date, the company has been financed with $2,000 in initial capital contribution.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 1 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Kidd & Truvillion-Kemp Inc cash in hand is $2,000, as of July 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 12 months.

There have not been any changes in our company's finances or operations since the date that our financials have been completed.

Our target open date is 1st Quarter of 2021 - Jan 2021 or Feb 2021. Target Revenue in 6 months - $25,000 (not guaranteed). We believe we'll need a minimum of $50,000 in capital to reach a revenue point.

The other sources of capital will come from the co-founder's personal financial contribution, applying for a business loan, and friends and family contribution.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
-459%	62%	-12%
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
-$0.01	$788	0%
Revenue to Receivables:	**Debt Ratio:**	
~	98%	

CoCo Noir Reviewed Financials 10.16.pdf

Risks

1 COVID-19: Managing Risks and Ensuring Business Continuity

With COVID there is naturally ambiguous launching a store front business. In the current situation, we know it is vital to react as fast as possible in order to mitigate impacts and other risks and to prepare the organization for the further development of the COVID-19 pandemic and its possible scenarios. We have developed business continuity management covers infrastructure, cyber, employee, business, operational and communication risks, with the aim of managing and facing new challenges and risks, to ensure continuity of operations and production.

The bottom line so far is that the coronavirus has many effects that are detrimental to the economy in general and the economy of wine in particular. Anyone in the wine business would be wise to ask themselves a series of questions that starts with "how well prepared is my company for a recession?" and continues down the list to supply chain disruptions, swings in consumer demand, altered trade patterns, tasting room strategies and policies, and so on. It is already too late to anticipate some impacts, but not too soon to think through others.

Due to the COVID-19 pandemic, we may face issues acquiring customers and securing distribution partners. It is unknown how this will impact market demands going forward.

2 **Supply Chain Disruption**

One impact of coronavirus has been to make us more aware of the inherent risks in international and global supply chains and associated just-in-time production strategies. Bottlenecks anywhere along the chain can potentially impact final production. Wine is certainly affected by supply chain issues related to the coronavirus, although not as much as some other industries such as automobiles and electronics. Glass imports from China are one important concern and I am sure there are others. Wine exports, which are of growing importance because of the domestic surplus, may also be disrupted.

3 **Product Risk**

We will probably depend on a small number of large retailers for a significant portion of our sales.   Food and beverage retailers in the U.S. and other markets have been consolidating, resulting in large, sophisticated retailers with increased buying power. They are in a better position to resist our price increases and demand lower prices. They also have leverage to require us to provide larger, more tailored promotional and product delivery programs. If we and our bottlers and distributors do not successfully provide appropriate marketing, product, packaging, pricing and service to these retailers, our product availability, sales and margins could suffer.

4 **Unpredictable Governmental Alcohol Policy Change**

If the social acceptability of our products declines, or governments adopt policies disadvantageous to beverage alcohol, our business could be adversely affected.Our ability to market and sell our products depends heavily on societal attitudes toward drinking and governmental policies that both flow from and affect those attitudes. In recent years, increased social and political attention has been directed at the beverage alcohol industry. For example, there remains continued attention focused largely on public health concerns related to alcohol abuse, including drunk driving, underage drinking, and the negative health impacts of the abuse and misuse of beverage alcohol. While most people who drink enjoy alcoholic beverages in moderation, it is commonly known and well reported that excessive levels or inappropriate patterns of drinking can lead to increased risk of a range of health conditions and, for certain people, can result in alcohol dependence. Some academics, public health officials, and critics of the alcohol industry in the United States, Europe, and other parts of the world continue to seek governmental measures to make beverage alcohol more expensive, less available, or more difficult to advertise and promote. If future high-quality scientific research indicated more widespread serious health risks associated with alcohol consumption – particularly with moderate consumption – or if for any reason the social... more

5 **Location**

Our location has been promised to us however due to COVID the construction and permitting has been delayed impacting visibility of our launch date.

6 **Competition**

Although most of our competitors will be undergoing similar environmental risks, our competition with longer store front tenure in the wine business could potentially impact our market share.

7 Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Marinieve C. Truvillion-Kemp	Head of People, Talent & Places at @ Bugcrowd	2020
Alicia M Kidd	Owner and CEO @ The Wine Noire LLC	2020

Officers

OFFICER	TITLE	JOINED
Marinieve C. Truvillion-Kemp	Treasurer President Secretary	2020
Alicia M Kidd	CFO Secretary President	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Alicia M Kidd	495,000 Common Stock	50.0%
Marinieve C. Truvillion-Kemp	495,000 Common Stock	50.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$66,120	Revenue Share

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$50,000	Start-Up Expenses 1) Commercial Space Rent - 1st and Last Month - 5 %2) Construction Cost Wine shop and eatery - 20%3) Wine Shop and Eatery - Equipment - 5%4) Legal Fees - Licensing - 5%5) Wine and Food (Topas Inventory) - 17.5%6) Website Design and Maintenance - 5% 7) Security/ Alarm Equipment - 5%8) POS System - 5%9) Storage Signage - 5%10) Internet Cost/ Phone System -5%11) Marketing/ Advertisement - 5%12) Insurance - 5%13) Instore supplies/ Cleaning Supplies - 5%14) Wefunder intermediary fee - 7.5%
$1,070,000	Start-Up Expenses 1) Commercial Space Rent - 1st and securty deposit 3.25%2) Construction Design/Labor/Resturant Equipment 20%3) Staff & Labor 3.25% 4) Legal Fees and Licensing 3.25%5) Alcohol, Beverage, Food Inventory 20%6) Website Design and Maintenance 3.25% 7) Security/ Alarm Equipment 3.25%8) POS System 3.25%9) Storage Signage 3.25%10) Internet Cost/ Phone System - 3.25%11) Marketing/ Advertisement - 20%12) Insurance - 3.25%13) In-store supplies/ Cleaning Supplies - 3.25%14) Wefunder intermediary fee - 7.5%

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	990,000	990,000	Yes

The Funding Portal

CoCo Noir Wine Shop & Bar is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC. CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.